NO ACT

PE 1-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 23, 2009

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-09

Re: Lowe's Companies, Inc.

Dear Mr. DeLaney:

This is in regard to your letter dated January 21, 2009 concerning the shareholder proposal submitted by the California Public Employees' Retirement System for inclusion in Lowe's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Lowe's therefore withdraws its January 20, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

Moore&VanAllen

January 21, 2009

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal Relating to Recoupment of Executive Compensation

Ladies and Gentlemen:

In a letter dated January 20, 2009, we, on behalf of our client, Lowe's Companies, Inc. (the "Company"), requested that the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission if the Company excluded from its proxy materials for its 2009 annual shareholders' meeting a shareholder proposal submitted by the California Public Employees' Retirement System (the "Proponent") relating to the recoupment of performance-based executive compensation (the "Proposal"). For your reference, a copy of the January 20, 2009 no-action request is attached hereto as Exhibit A.

On January 20, 2009, after submitting the no-action request, the Company received an email from the Proponent informing the Company that the Proponent is withdrawing the Proposal. A copy of that email is attached hereto as Exhibit B. In reliance on the Proponent's correspondence, we hereby withdraw the January 20, 2009 no-action request relating to the Proposal.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

Enclosures

CHAR1\1104419v1

Exhibit A

Moore&VanAllen

January 20, 2009

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Recoupment of Executive Compensation

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders' meeting. The Proposal was submitted to the Company by the California Public Employees' Retirement System (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented it.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

> "RESOLVED, that the shareowners of Lowe's Companies, Inc. ("Company") amend the Company's Bylaws, in compliance with applicable law, to add Section 11 to Article V relating to the recoupment of incentive compensation:
>
> Section 11. RECOUPMENT OF COMPENSATION. In the event of a significant restatement of the corporation's financial results, the Board of Directors will review any incentive compensation that was made to senior executives on the basis of having met or exceeded specific performance targets for performance periods which occurred during the restatement period. If the incentive compensation would have been lower had it been calculated based on such restated results and if the senior executive's fraud, misconduct, or negligence partially caused such restatement, the Board will, to the extent permitted by governing law and employment contracts entered into before the adoption of this section, seek to recoup for the benefit of the corporation the portion of such compensation that would not have been paid. For

> purposes of this section, the term "senior executives" means executive officers for purposes of the Securities Exchange Act of 1934, as amended. All employment contracts or pay plans entered into or created after adoption of this section shall comply with this section. Whenever possible, employment contracts and pay plans in place before the adoption of this proposal shall be amended to be consistent with this section."

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(10) permits an issuer to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Proposal is excludable because the Company has substantially implemented it by adopting a corporate governance guideline.

The Proposal is Excludable Because the Company Has Acted to Substantially Implement it.

Under Rule 14a-8(i)(10), a proposal may be excluded from the company's proxy materials if it is "already substantially implemented." The justification for this exclusion, as stated by the Commission, is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976). The current "substantially implemented" language dates back to an interpretation that the Commission first adopted in 1983 with the intention of loosening what had until then been a stringent requirement that proposals be "fully effected" in order to be excludable as already implemented. *See* Release No. 34-20091 (August 16, 1983) (hereinafter, the "1983 Release"). In 1998, the current Rule 14a-8(i)(10) was formally adopted, reflecting the "substantially implemented" interpretation adopted by the Commission in 1983. *See* Release No. 34-40018 (May 21, 1998). As reflected by the evolution of the Commission's interpretation of the exception, substantial implementation does not require strict implementation of the terms of a proposal; rather, the test is "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Commission's staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Commission after that action has been taken by the board of directors. *See, e.g., Sun Microsystems, Inc.* (August 28, 2008); *Johnson & Johnson* (February 19, 2008) and *Intel Corporation* (March 11, 2003).

The Company believes that the Proposal is excludable because it will have taken steps to substantially implement the Proposal's terms. The Proposal would require the Company's board of directors (the "Board") to seek to recoup from an executive at fault any incentive compensation based on the Company's financial statements to the extent that a later restatement shows the compensation to have been unearned. This objective makes such intuitive sense that the Company's management has recommended that the Board adopt a policy that would substantially implement the Proposal. Accordingly, the Board is expected to act on February 6, 2009, on a proposed amendment to the Company's corporate governance guidelines. The Company will supplementally notify the Commission after the Board's consideration of the amendment. The amendment will take the form of a new Corporate Governance Guideline (the "Guideline") to recoup unearned incentive compensation from executives. The Guideline states:

> In the event of a significant restatement of Company financial results, the Board shall review any incentive compensation that was made to an executive officer on the basis of the Company having met or exceeded specific performance targets during the period subject to restatement. If (1) the incentive compensation would have been lower had it been based on the restated financial results and (2) the Board determines that the executive officer engaged in fraud or intentional misconduct that caused or substantially caused the need for the restatement, then the Board shall, to the extent practicable, seek to recover for the benefit of the Company the portion of such compensation that would not have been paid had the incentive compensation been based on the financial results as restated. All compensation plans entered into or created after adoption of this guideline shall comply with this guideline. For purposes of this guideline, the term "executive officer" means any officer who has been designated an executive officer by the Board.

The Company's Guideline clearly implements the Proposal. Like the Proposal, the Guideline requires the Board to review incentive compensation made to certain executives if the Company significantly restates its financial results. The Guideline also reflects the Proposal's call for mandatory recoupment of unearned compensation from any executive at fault who is causally linked to the need to restate financial results. The Guideline further implements the Proposal by requiring future compensation plans to comply with the Guideline. Another similarity is less apparent. The Guideline defines "executive officer" by reference to a designation by the Board, whereas the Proposal defines its term by reference to the Securities Exchange Act of 1934 (the "Exchange Act"). Because the Company's Board already designates these executive officers with reference to the Exchange Act, the resulting designated officers under the Guideline precisely reflect those that would be designated under the Proposal. This change merely incorporates the policy into the Board's broader policies and practices. The Commission has permitted such conforming changes. *See Pfizer Inc. (Reconsideration)* (March 8, 2006). Taken as a whole, the Company believes that the Guideline substantially implements the Proposal. In fact, the Guideline even adopts much of the Proposal's language verbatim, even though Rule 14a-8(i)(10) does not require such strict adherence to the terms of the Proposal. If the Company were required to include the Proposal in its proxy materials, it would be asking shareholders to consider matters already favorably acted upon by management, contravening the Commission's goal behind Rule 14a-8(i)(10).

Even the few differences that exist between the Proposal and the Guideline do not detract from the substantial similarities through which the Guideline implements the Proposal. One such minor difference is that the Guideline adopts a slightly different trigger to the mandatory recoupment obligation. The Guideline charges the Board with determining whether the fault standard has been met, whereas the Proposal fails to specify the person or entity responsible for determining whether the fault standard has been triggered. The Company believes that the Proposal's failure to charge any particular person or entity with the responsibility for determining when the fault standard has been triggered could result in confusion and prevent the Proposal from operating correctly to recoup unearned compensation. The Guideline prevents this confusion by clarifying that the power to determine triggering of the fault standard lies with the Board. In addition, the mandatory recoupment provision in the Guideline is triggered by fraud or intentional misconduct that causes or substantially causes a restatement, while the provision in the Proposal is triggered by fraud, misconduct, or negligence that partially causes a restatement. The Guideline adopts a clearer and more workable solution in furtherance of the ultimate objective of recouping compensation from misbehaving executives. Further, even if this mandatory duty to seek recoupment does not apply, the Board remains free to seek recoupment whenever appropriate under state or federal laws.

The Guideline commits the Board to seek recoupment of unearned compensation to the extent practicable instead of defining the limits with respect to legal and contractual limits. Unlike the Proposal, the Guideline recognizes that real-world circumstances may limit the ability to seek recoupment of compensation even if the seeking of recoupment is not barred legally or contractually. Under the Proposal, the Board would be bound to seek recoupment even if it was not practicable to do so. The Guideline avoids this absurd result by adopting a standard that captures both legal and contractual limits while also accommodating other unforeseen circumstances that should be left to the business judgment of the Board. Also, the Guideline contains a commitment to make compensation plans entered into in the future consistent with the Guideline, whereas the Proposal additionally seeks to amend employment contracts and compensation plans already in place. The Company believes that an undertaking to unilaterally modify employment contracts and the senior executive incentive compensation plan already in place would be distracting to management and simply is not necessary to substantial implementation of the Proposal. Furthermore, the Commission has not required companies to unilaterally modify existing employment agreements in order to satisfy the substantial implementation standard. *See Pfizer Inc.* (*Reconsideration*) (March 8, 2006).

Another inconsequential difference is that the Guideline takes the form of a corporate governance guideline instead of a bylaw amendment. The Company acknowledges that the Commission has noted that a proposal seeking a policy amendment is distinct from a proposal seeking a bylaw amendment and recognizes that the Commission has permitted implementation of a policy instead of a bylaw where the proposal sought a bylaw "if practicable." *See, e.g., Bristol-Myers Squibb Co.* (*Reconsideration*) (March 9, 2006). However, the Company believes that the Commission's interpretation of Rule 14a-8(i)(10) permits proposals to be excluded on the basis of substantial implementation even where the manner of a company's implementation of a proposal does not precisely correspond to the actions sought by the proposal. *See, e.g., Honeywell International Inc.* (January 31, 2007) (permitting exclusion of shareholder proposal requesting that any future poison pill be put to a shareholder vote "as soon as possible," with "4-months" suggested as the appropriate timing, where company had already adopted a bylaw required a shareholder vote on any future poison pill within one year); *Exxon Mobil Corporation* (March 18, 2004) (permitting exclusion of shareholder proposal requesting that a committee of independent directors prepare a report on climate-related issues where the company was already preparing a report on energy trends and greenhouse gas emissions which would be approved by a committee of independent directors); *The Talbots Inc.* (April 5, 2002) (permitting exclusion of shareholder proposal requesting that the company implement a corporate code of conduct based on International Labor Organization ("ILO") human rights standards where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards). Such is the case where a company has implemented a governance guideline instead of a bylaw. This position is consistent with the Commission's rejection of a "formalistic" application of the substantial implementation rule. *See* Release No. 34-20091. Even the fact that the Guideline is implemented through board action rather than through a shareholder adopted bylaw does not affect the Company's substantial implementation of the

Proposal. *See Erie Indemnity Company* (March 15, 1999) (permitting exclusion of shareholder proposal for a shareholder bylaw where board had acted on its own to adopt a bylaw).

The Company believes that these minor differences should not prevent the Commission from concurring that the Proposal is excludable on the basis of substantial implementation. The Commission has been clear that the substantially implemented test does not require identical implementation; rather, implementation is measured by comparison to the proposal's guidelines. *See Texaco, Inc.* (March 28, 1991). The Company believes that its Guideline hews closely to the Proposal's guidelines in implementing the spirit of the Proposal. Although the Commission has denied a no-action request on a recoupment proposal by noting particularly that the company inserted fault-based limits into its policy whereas the proposal contained no such language, the Guideline in this situation makes no such change and does not present the same concern. *See Bristol-Myers Squibb Co. (Reconsideration)* (March 17, 2006). The concern that may have driven the Commission's position in that situation is that the insertion of fault-based limits into a recoupment policy that otherwise has no such limits radically changes a recoupment policy from one applicable to all executives to one applicable only to those executives who trigger the fault-based standards. In contrast to such a sweeping change to the policy's applicability, the Company's changes to its Guideline as compared to the Proposal are more on the order of minor tweaks that do not affect the substance of the Company's implementation of the Proposal. Such changes do not prevent the exclusion of a proposal that a company has otherwise substantially implemented. *See Masco Corporation* (March 29, 1999) (permitting exclusion of shareholder proposal adopting specific qualifications for the company's outside directors where the company's board had already adopted a resolution on the issue, even though the board's resolution contained changes from the proposal). For these reasons, the Company believes that the Commission should concur in permitting the Company to exclude the Proposal from its proxy materials.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(10) as the Company has already substantially implemented it. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

Enclosure

Exhibit B

From: McGrew, Bill [mailto:Bill_McGrew@CalPERS.CA.GOV]
Sent: Tuesday, January 20, 2009 6:09 PM
To: Keener, Gaither - Gaither M
Cc: Kim, Hannah - Hannah H; Blackburn, Patty - Patsy A; McGrew, Bill
Subject: RE: What is Kraut Juice?

Good Afternoon Gaither,

CalPERS agrees to withdraw its proposal pursuant to your written correspondence dated January 13, 2009. Let me know if you want me to provide you with the formal withdrawal letter or if this written correspondence is acceptable.

As for Kraut Juice, I have a story for you upon our next correspondence.

Thanks,
Bill

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 20, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Recoupment of Executive Compensation**

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders' meeting. The Proposal was submitted to the Company by the California Public Employees' Retirement System (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented it.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

> "RESOLVED, that the shareowners of Lowe's Companies, Inc. ("Company") amend the Company's Bylaws, in compliance with applicable law, to add Section 11 to Article V relating to the recoupment of incentive compensation:
>
> > Section 11. RECOUPMENT OF COMPENSATION. In the event of a significant restatement of the corporation's financial results, the Board of Directors will review any incentive compensation that was made to senior executives on the basis of having met or exceeded specific performance targets for performance periods which occurred during the restatement period. If the incentive compensation would have been lower had it been calculated based on such restated results and if the senior executive's fraud, misconduct, or negligence partially caused such restatement, the Board will, to the extent permitted by governing law and employment contracts entered into before the adoption of this section, seek to recoup for the benefit of the corporation the portion of such compensation that would not have been paid. For

> purposes of this section, the term "senior executives" means executive officers for purposes of the Securities Exchange Act of 1934, as amended. All employment contracts or pay plans entered into or created after adoption of this section shall comply with this section. Whenever possible, employment contracts and pay plans in place before the adoption of this proposal shall be amended to be consistent with this section."

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(10) permits an issuer to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Proposal is excludable because the Company has substantially implemented it by adopting a corporate governance guideline.

The Proposal is Excludable Because the Company Has Acted to Substantially Implement it.

Under Rule 14a-8(i)(10), a proposal may be excluded from the company's proxy materials if it is "already substantially implemented." The justification for this exclusion, as stated by the Commission, is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976). The current "substantially implemented" language dates back to an interpretation that the Commission first adopted in 1983 with the intention of loosening what had until then been a stringent requirement that proposals be "fully effected" in order to be excludable as already implemented. *See* Release No. 34-20091 (August 16, 1983) (hereinafter, the "1983 Release"). In 1998, the current Rule 14a-8(i)(10) was formally adopted, reflecting the "substantially implemented" interpretation adopted by the Commission in 1983. *See* Release No. 34-40018 (May 21, 1998). As reflected by the evolution of the Commission's interpretation of the exception, substantial implementation does not require strict implementation of the terms of a proposal; rather, the test is "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Commission's staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Commission after that action has been taken by the board of directors. *See, e.g., Sun Microsystems, Inc.* (August 28, 2008); *Johnson & Johnson* (February 19, 2008) and *Intel Corporation* (March 11, 2003).

The Company believes that the Proposal is excludable because it will have taken steps to substantially implement the Proposal's terms. The Proposal would require the Company's board of directors (the "Board") to seek to recoup from an executive at fault any incentive compensation based on the Company's financial statements to the extent that a later restatement shows the compensation to have been unearned. This objective makes such intuitive sense that the Company's management has recommended that the Board adopt a policy that would substantially implement the Proposal. Accordingly, the Board is expected to act on February 6, 2009, on a proposed amendment to the Company's corporate governance guidelines. The Company will supplementally notify the Commission after the Board's consideration of the amendment. The amendment will take the form of a new Corporate Governance Guideline (the "Guideline") to recoup unearned incentive compensation from executives. The Guideline states:

> In the event of a significant restatement of Company financial results, the Board shall review any incentive compensation that was made to an executive officer on the basis of the Company having met or exceeded specific performance targets during the period subject to restatement. If (1) the incentive compensation would have been lower had it been based on the restated financial results and (2) the Board determines that the executive officer engaged in fraud or intentional misconduct that caused or substantially caused the need for the restatement, then the Board shall, to the extent practicable, seek to recover for the benefit of the Company the portion of such compensation that would not have been paid had the incentive compensation been based on the financial results as restated. All compensation plans entered into or created after adoption of this guideline shall comply with this guideline. For purposes of this guideline, the term "executive officer" means any officer who has been designated an executive officer by the Board.

The Company's Guideline clearly implements the Proposal. Like the Proposal, the Guideline requires the Board to review incentive compensation made to certain executives if the Company significantly restates its financial results. The Guideline also reflects the Proposal's call for mandatory recoupment of unearned compensation from any executive at fault who is causally linked to the need to restate financial results. The Guideline further implements the Proposal by requiring future compensation plans to comply with the Guideline. Another similarity is less apparent. The Guideline defines "executive officer" by reference to a designation by the Board, whereas the Proposal defines its term by reference to the Securities Exchange Act of 1934 (the "Exchange Act"). Because the Company's Board already designates these executive officers with reference to the Exchange Act, the resulting designated officers under the Guideline precisely reflect those that would be designated under the Proposal. This change merely incorporates the policy into the Board's broader policies and practices. The Commission has permitted such conforming changes. *See Pfizer Inc.* (*Reconsideration*) (March 8, 2006). Taken as a whole, the Company believes that the Guideline substantially implements the Proposal. In fact, the Guideline even adopts much of the Proposal's language verbatim, even though Rule 14a-8(i)(10) does not require such strict adherence to the terms of the Proposal. If the Company were required to include the Proposal in its proxy materials, it would be asking shareholders to consider matters already favorably acted upon by management, contravening the Commission's goal behind Rule 14a-8(i)(10).

Even the few differences that exist between the Proposal and the Guideline do not detract from the substantial similarities through which the Guideline implements the Proposal. One such minor difference is that the Guideline adopts a slightly different trigger to the mandatory recoupment obligation. The Guideline charges the Board with determining whether the fault standard has been met, whereas the Proposal fails to specify the person or entity responsible for determining whether the fault standard has been triggered. The Company believes that the Proposal's failure to charge any particular person or entity with the responsibility for determining when the fault standard has been triggered could result in confusion and prevent the Proposal from operating correctly to recoup unearned compensation. The Guideline prevents this confusion by clarifying that the power to determine triggering of the fault standard lies with the Board. In addition, the mandatory recoupment provision in the Guideline is triggered by fraud or intentional misconduct that causes or substantially causes a restatement, while the provision in the Proposal is triggered by fraud, misconduct, or negligence that partially causes a restatement. The Guideline adopts a clearer and more workable solution in furtherance of the ultimate objective of recouping compensation from misbehaving executives. Further, even if this mandatory duty to seek recoupment does not apply, the Board remains free to seek recoupment whenever appropriate under state or federal laws.

The Guideline commits the Board to seek recoupment of unearned compensation to the extent practicable instead of defining the limits with respect to legal and contractual limits. Unlike the Proposal, the Guideline recognizes that real-world circumstances may limit the ability to seek recoupment of compensation even if the seeking of recoupment is not barred legally or contractually. Under the Proposal, the Board would be bound to seek recoupment even if it was not practicable to do so. The Guideline avoids this absurd result by adopting a standard that captures both legal and contractual limits while also accommodating other unforeseen circumstances that should be left to the business judgment of the Board. Also, the Guideline contains a commitment to make compensation plans entered into in the future consistent with the Guideline, whereas the Proposal additionally seeks to amend employment contracts and compensation plans already in place. The Company believes that an undertaking to unilaterally modify employment contracts and the senior executive incentive compensation plan already in place would be distracting to management and simply is not necessary to substantial implementation of the Proposal. Furthermore, the Commission has not required companies to unilaterally modify existing employment agreements in order to satisfy the substantial implementation standard. *See Pfizer Inc.* (*Reconsideration*) (March 8, 2006).

Another inconsequential difference is that the Guideline takes the form of a corporate governance guideline instead of a bylaw amendment. The Company acknowledges that the Commission has noted that a proposal seeking a policy amendment is distinct from a proposal seeking a bylaw amendment and recognizes that the Commission has permitted implementation of a policy instead of a bylaw where the proposal sought a bylaw "if practicable." *See, e.g., Bristol-Myers Squibb Co.* (*Reconsideration*) (March 9, 2006). However, the Company believes that the Commission's interpretation of Rule 14a-8(i)(10) permits proposals to be excluded on the basis of substantial implementation even where the manner of a company's implementation of a proposal does not precisely correspond to the actions sought by the proposal. *See, e.g., Honeywell International Inc.* (January 31, 2007) (permitting exclusion of shareholder proposal requesting that any future poison pill be put to a shareholder vote "as soon as possible," with "4-months" suggested as the appropriate timing, where company had already adopted a bylaw required a shareholder vote on any future poison pill within one year); *Exxon Mobil Corporation* (March 18, 2004) (permitting exclusion of shareholder proposal requesting that a committee of independent directors prepare a report on climate-related issues where the company was already preparing a report on energy trends and greenhouse gas emissions which would be approved by a committee of independent directors); *The Talbots Inc.* (April 5, 2002) (permitting exclusion of shareholder proposal requesting that the company implement a corporate code of conduct based on International Labor Organization ("ILO") human rights standards where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards). Such is the case where a company has implemented a governance guideline instead of a bylaw. This position is consistent with the Commission's rejection of a "formalistic" application of the substantial implementation rule. *See* Release No. 34-20091. Even the fact that the Guideline is implemented through board action rather than through a shareholder adopted bylaw does not affect the Company's substantial implementation of the

Proposal. *See Erie Indemnity Company* (March 15, 1999) (permitting exclusion of shareholder proposal for a shareholder bylaw where board had acted on its own to adopt a bylaw).

The Company believes that these minor differences should not prevent the Commission from concurring that the Proposal is excludable on the basis of substantial implementation. The Commission has been clear that the substantially implemented test does not require identical implementation; rather, implementation is measured by comparison to the proposal's guidelines. *See Texaco, Inc.* (March 28, 1991). The Company believes that its Guideline hews closely to the Proposal's guidelines in implementing the spirit of the Proposal. Although the Commission has denied a no-action request on a recoupment proposal by noting particularly that the company inserted fault-based limits into its policy whereas the proposal contained no such language, the Guideline in this situation makes no such change and does not present the same concern. *See Bristol-Myers Squibb Co.* (*Reconsideration*) (March 17, 2006). The concern that may have driven the Commission's position in that situation is that the insertion of fault-based limits into a recoupment policy that otherwise has no such limits radically changes a recoupment policy from one applicable to all executives to one applicable only to those executives who trigger the fault-based standards. In contrast to such a sweeping change to the policy's applicability, the Company's changes to its Guideline as compared to the Proposal are more on the order of minor tweaks that do not affect the substance of the Company's implementation of the Proposal. Such changes do not prevent the exclusion of a proposal that a company has otherwise substantially implemented. *See Masco Corporation* (March 29, 1999) (permitting exclusion of shareholder proposal adopting specific qualifications for the company's outside directors where the company's board had already adopted a resolution on the issue, even though the board's resolution contained changes from the proposal). For these reasons, the Company believes that the Commission should concur in permitting the Company to exclude the Proposal from its proxy materials.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(10) as the Company has already substantially implemented it. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

Enclosure

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Lowe's Companies, Inc. ("Company") amend the Company's Bylaws, in compliance with applicable law, to add Section 11 to Article V relating to the recoupment of incentive compensation:

> Section 11. RECOUPMENT OF COMPENSATION. In the event of a significant restatement of the corporation's financial results, the Board of Directors will review any incentive compensation that was made to senior executives on the basis of having met or exceeded specific performance targets for performance periods which occurred during the restatement period. If the incentive compensation would have been lower had it been calculated based on such restated results and if the senior executive's fraud, misconduct, or negligence partially caused such restatement, the Board will, to the extent permitted by governing law and employment contracts entered into before the adoption of this section, seek to recoup for the benefit of the corporation the portion of such compensation that would not have been paid. For purposes of this section, the term "senior executives" means executive officers for purposes of the Securities Exchange Act of 1934, as amended. All employment contracts or pay plans entered into or created after adoption of this section shall comply with this section. Whenever possible, employment contracts and pay plans in place before the adoption of this section shall be amended to be consistent with this section.

SUPPORTING STATEMENT

Is accountability important to you as a shareowner of the Company? As a trust fund with more than 1.5 million participants, and as the owner of approximately 5,700,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would require reimbursement of bonuses and performance awards that were not properly earned by the Company's senior executive officers. While the Sarbanes-Oxley Act of 2002 already requires the CEO and CFO to reimburse bonuses and performance-based awards under certain circumstances, CalPERS believes other members of senior management should be subject to a similar requirement.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when members of senior management are accountable for their actions, they perform better. CalPERS also believes that shareowners are willing to pay a premium for corporations that have excellent corporate governance. If the Company were to adopt this amendment to its Bylaws, it would be a strong statement that this Company is committed to good corporate governance and long-term financial performance.

We urge your support FOR this proposal.

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
(916) 795-3675 FAX (916) 795-3659
Telecommunications Device for the Deaf - (916) 795-3240

FACSIMILE TRANSMITTAL COVER SHEET

DATE: December 12, 2008

TO: Gaither M. Keener, Jr.,

Corporate Secretary

COMPANY: Lowe's Companies, Inc.

FAX No.: 704-757-0598

FROM: Lissa Kunis
☒ for Marte Castaños

SUBJECT: Re: Notice of Shareholder Proposal-Original to follow via overnight mail.

Number of Pages (including cover page): 6 If you do not receive the total number of pages transmitted, please call (916) 795-3675. Thank you.

Comments:

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

December 12, 2008 **OVERNIGHT MAIL**

Lowe's Companies, Inc
1000 Lowes Blvd.
Mooresville, NC 28117
Attn: Gaither M. Keener, Jr., Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Keener:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed. Please alert me immediately if any further information is required in order for this proposal to be included in the company's proxy and properly heard at the 2009 annual meeting.

If you have any questions concerning this proposal, [illegible]

12/11/08
FAX #
704-757-0598

Very truly yours,

Gina M. Ratto for

PETER H. MIXON
General Counsel

Enclosures

[1] CalPERS, whose official address is P.O. Box 942708, Sacra[illegible] owner of approximately 5,754,579 shares of the company. Ac[illegible] and continuous for several years. Specifically, CalPERS has d[illegible] excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareowners' meeting and attend the annual shareowners' meeting, if required.

cc: Bill McGrew Portfolio Manager – CalPERS
Robert A. Niblock, Chairman & CEO – Lowe's Companies, Inc.

STATE STREET.

State Street California, Inc.
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: +1 510 521 7111
Facsimile: +1 510 337 5791

December 12, 2008

Attn: Gaither M. Keener, Jr., Senior Vice President
General Counsel, Secretary and Chief Compliance Officer
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, to the best of my knowledge declares the following:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Lowe's Companies, Inc, having a market value in excess of $2,000.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System

Signed this 12th day of December, 2008 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: [signature]

Name: Jeanne M. Cassady
Title: Client Relationship Officer

CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

December 12, 2008 **OVERNIGHT MAIL**

Lowe's Companies, Inc.
1000 Lowes Blvd.
Mooresville, NC 28117
Attn: Gaither M. Keener, Jr., Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Keener:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed. Please alert me immediately if any further information is required in order for this proposal to be included in the company's proxy and properly heard at the 2009 annual meeting.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina H. Ratto for

PETER H. MIXON
General Counsel

Enclosures

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 5,754,579 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareowners' meeting and attend the annual shareowners' meeting, if required.